EXECUTION COPY

TRANSACTION AGREEMENT

THIS AGREEMENT is entered into as of this 2nd day of June, 2005 by and among Intentia International AB, a company organized under the laws of Sweden and its principal place of business at Vendevägen 89, Box 596, SE-182 15 Danderyd, Sweden (“Intentia” or the “Company”), Lawson Software, Inc., a Delaware corporation with its principal place of business at 380 St. Peter Street, St. Paul, Minnesota USA (“Lawson”), Lawson Holdings, Inc., a Delaware corporation with its principal place of business at 380 St. Peter Street, St. Paul, Minnesota USA (“Bidder”) and Lawson Acquisition, Inc., a Delaware corporation with its principal place of business at 380 St. Peter Street, St. Paul, Minnesota USA (“Lawson Acquisition”).

RECITALS

Lawson has organized Bidder and caused Bidder to organize Lawson Acquisition for the purpose of reorganizing Lawson into a holding company through a merger of Lawson Acquisition with and into Lawson, with Lawson as the surviving corporation (the “Merger”).  As a result of the Merger, Lawson will become a wholly owned subsidiary of Bidder.

Bidder will enter into a business combination with Intentia pursuant to a recommended public offer (the “Offer”) for the outstanding securities of Intentia.

1.              The Transaction

1.1                                 Press Announcement.  Contemporaneously with the execution of this Agreement, Bidder, Lawson and Company shall issue a joint press release in the form attached hereto as Schedule 1 (the “Press Announcement”) setting forth the terms of the Offer for (i) Intentia shareholders to tender all of Intentia’s issued and outstanding Series A and Series B shares (the “Shares”) in exchange for shares of Bidder common stock at fixed exchange ratios equal to 0.5061 per Series A share (the “A Share Exchange Ratio”) and 0.4519 per Series B share (the “B Share Exchange Ratio”) and together with the A Share Exchange Ratio, (the “Share Exchange Ratios”), and (ii) holders of outstanding warrants for the purchase of Series B shares (the “Warrants”) to tender the Warrants in exchange for shares of Bidder common stock at a fixed exchange ratio equal to 0.2157 per outstanding Warrant (the “Warrant Exchange Ratio”) (the shares of Bidder common stock offered pursuant to the Offer are collectively referred to as the “Offered Common Stock”).  Subject to the completion of documentation required by applicable law and regulation as mutually agreeable to the parties, Bidder will make an offer to holders of Intentia’s 5% Subordinated Convertible Notes due 2006 (the “Notes”) to tender the Notes in exchange for a cash payment equal to the principal amount of each outstanding Note, plus accrued but unpaid interest, if any, to the end of the acceptance period of the Offer (the “Note Consideration”).

1.2                                 The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “Delaware Law”), Lawson Acquisition will merge with and into Lawson at the Effective Time (as defined).  Following the Effective Time, the separate corporate existence of the Lawson Acquisition will cease, and Lawson will continue as the surviving entity in the Merger and will succeed to and assume all the rights and obligations of the Company in accordance with Delaware Law.

Subject to the provisions of this Agreement, as soon as practicable after the public announcement of the satisfaction or waiver of all conditions to the Offer (the “Unconditional Announcement”), the parties will file a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of Delaware Law and, as soon as practicable after the Unconditional Announcement, will make all other filings or recordings required under Delaware Law.  The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as may be agreed by Intentia and Lawson and will be specified in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

1.3                                 Offer Document; Securities Law Filings; Lawson Stockholder Meeting.  (a)  Subject to applicable laws and regulations, the Bidder shall prepare a prospectus relating to the Offer (the “Offer Document”) for delivery to the holders of the Shares, the Warrants and the Notes as required by the Naringslivets Borskomitte/NBK rules and the Swedish Financial Instruments Trading Act (SFS1991:980) and the regulations issued by the Swedish Financial Supervisory Authority (the “Takeover Rules”).  The Company agrees to provide Bidder and Lawson in a timely manner with all information relating to the Company and its Affiliates required to be included in the Offer Document to comply with the disclosure requirements contained in the Takeover Rules.

(b)                                 Bidder and Lawson shall prepare and file with the United States Securities and Exchange Commission (the “SEC”), as soon as reasonably practicable following the date hereof, a combined registration statement and proxy statement on Form S-4 (the “Registration Statement”) under the United States Securities Act of 1933 (the “1933 Act”) to register the offer and sale of the Offered Common Stock pursuant to the Offer and to solicit proxies in connection with a meeting of the Lawson stockholders to consider the Merger and the issuance of the Offered Common Stock pursuant to the Offer.

(c)                                  Intentia and its counsel shall be given the opportunity to review and comment on (i) the Offer Document and (ii) the Registration Statement, before each is filed with the NBK or the SEC, respectively and made publicly available.

(d)                                 The Company shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with the preparation of the Registration Statement and the Offer Document.  None of the information supplied or to be supplied by or on behalf of Bidder, Lawson or Intentia for inclusion or incorporation by reference in the Registration Statement and the Offer Document will, at the time the Registration Statement becomes effective under the 1933 Act, at the time the Offer Document is first mailed to Intentia’s shareholders, at the time the Registration Statement is first mailed to Lawson’s stockholders or at the time of the Lawson Special Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The consolidated financial statements of each of Lawson and Intentia supplied or to be supplied by the applicable party for inclusion or incorporation by reference in the Registration Statement will comply as to form in all material respects with the accounting requirements and rules and regulations of the SEC or the Takeover Rules applicable to each party and fairly present the financial condition of each party as of the respective date thereof and the consolidated results of operations and cash flows of each party for the respective period then ended.  Lawson and Bidder shall use commercially reasonable efforts to cause the Registration Statement and the Offer Document to comply with the rules and regulations promulgated by the SEC or the Takeover Rules, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the 1933 Act as promptly as practicable after it is filed with the SEC.  Lawson and Bidder will promptly provide in writing to Intentia and its counsel any comments of the NBK and SEC with respect to (i) the Offer Document and (ii) the Registration Statement, respectively, as applicable and Intentia shall cooperate with Lawson and Bidder in preparing responses to such comments.  All information supplied by or on behalf of Bidder, Lawson or Intentia for inclusion or incorporation by reference in the Registration Statement or the Offer Document will comply as to form in all material respects with the applicable requirements of the Securities Act or the Takeover Rules.  Lawson and Bidder shall also promptly file, use commercially reasonable efforts to cause to become effective as promptly as possible and, if required, mail to its stockholders any amendment to the Registration Statement or the Offer Document that becomes necessary after the date the Registration Statement is declared effective or the Offer Document is first mailed to Intentia’s shareholders.

(e)                                  Lawson shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders on a date determined in accordance with the mutual agreement of Lawson and Intentia (the “Lawson Stockholders Meeting”) for the purpose of obtaining the requisite approval of the stockholders of Lawson in favor of the Merger and the issuance of the Offered Common Stock pursuant to the Nasdaq rules (the “Required Lawson Vote”) and shall take all lawful action to solicit the adoption of the Required Lawson Vote.  Notwithstanding any Change in Lawson Recommendation (as defined below), a proposal to approve the issuance of the Offered Common Stock shall be submitted to the stockholders of Lawson at the Lawson Stockholders Meeting for the purpose of seeking the Required Lawson Vote and nothing contained herein shall be deemed to relieve Lawson of such obligation.

1.4                                 Compliance with the Takeover Rules.  Each of Intentia and Lawson undertakes to comply with the Takeover Rules and the Securities Council’s rulings on interpretation and implementation thereof.

2.              Board Recommendations

2.1                                 Intentia Board Recommendation.  (a) The Company Press Announcement shall include a statement that the Intentia board of directors unanimously recommends that Intentia’s shareholders tender their Intentia Shares, Warrants and Notes in exchange for shares of the common stock, par value $0.01 per share, of Bidder (“Bidder Stock”) on the terms of the Offer

(the “Intentia Board Recommendation”); and the Intentia Board Recommendation shall not be withdrawn by the Intentia board of directors except as permitted by Paragraph 2.1(b) below.

(b)                                 Notwithstanding anything to the contrary contained in Paragraph 2.1(a), at any time prior to the public announcement of the satisfaction of all conditions to the Offer, the Intentia Board Recommendation may be withdrawn by the Intentia board of directors (a “Intentia Change in Recommendation”) under the following circumstances: (1) under the following circumstances related to an Acquisition Proposal:  (i) an Acquisition Proposal is made to Intentia and is not withdrawn; (ii) Intentia promptly provides Lawson with written notice of the Acquisition Proposal setting forth the identity of the offeror and the terms of the offer and further provides at least five (5) business days prior written notice of any meeting of Intentia’s board of directors to consider and determine whether such Acquisition Proposal is a Superior Proposal; (iii) Intentia’s board of directors determines in good faith by majority vote (based on consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal; (iv) Intentia’s board of directors determines in good faith, after consultation with Intentia’s outside legal counsel, that, in light of such Superior Proposal, the withdrawal of the Intentia Board Recommendation is required to comply with the board’s fiduciary obligations to its shareholders under applicable law or the Takeover Rules; and (v) neither Intentia nor any of its representatives shall have violated any of the restrictions set forth in Paragraph 11 below or (2) under the following additional circumstances: (i) if a material adverse effect on Lawson’s financial condition or operations has occurred or exists; “material adverse effect” shall mean any change, effect, event, state of facts or inaccuracy (including, without limitation, any inaccurate or misstated information made public by Lawson or any information which should have been made public by Lawson and has not been made public), that has not been made public or disclosed in writing to Intentia prior to the announcement of the Offer and that has had a material adverse effect on the business, results of operations, or financial condition of Lawson and its subsidiaries, taken as whole; provided, however, no changes, effects, events or state of facts related to any of the following shall be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a material adverse change: (A) conditions affecting the software industry generally or the economy of any country where Lawson has conducted operations generally; (B) the announcement or pendancy of the Offer; (C) conditions affecting general world-wide economic, business or capital market conditions; (D) changes in applicable laws or accounting principles after the date hereof; or (E) an outbreak or escalation of hostilities involving the United States or Sweden, the declaration of the United States or Sweden of a national emergency or war, or the occurrence of any acts of terrorism; or (ii) Lawson fails to comply in any material respect with its obligations pursuant to Section 9 of this Agreement, which failure to comply has not been cured within 10 business days after giving of written notice to Lawson of such breach.

(c)                                  For purposes of this Agreement, (i) “Acquisition Proposal” shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by the parties to this Agreement) contemplating or otherwise relating to any Acquisition Transaction, (ii) “Superior Proposal” shall mean an unsolicited, bona fide written offer by a third party to purchase all of the outstanding common stock or ordinary shares of the relevant party on terms that the board of directors of the relevant party determines, in good faith by a majority vote, after consultation with its financial advisor and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, are more favorable to all the relevant party’s stockholders, from a financial point of view, than the transactions contemplated by the Offer (including the terms, if any, proposed by the other party to amend or modify the Offer) and for which financing, to the extent required, is then or can reasonably be expected to be fully committed, (iii) “Acquisition Transaction” shall mean:  any transaction or series of transactions involving (A) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (1) in which the relevant party or any of its respective affiliates is a constituent corporation, (2) in which a person or “group” (as defined in the Securities Exchange Act of 1934 and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of the relevant party or any of its respective subsidiaries, or (3) in which the relevant party or any of its respective Affiliates issues or sells securities representing more than 20% of the outstanding securities of any class of voting securities of the relevant party or any of its respective Affiliates; or (B) any sale (other than sales of inventory in the ordinary course of business), lease (other than in the ordinary course of business), exchange, transfer (other than sales of inventory in the ordinary course of business), license (other than nonexclusive licenses in the ordinary course of business), acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of the relevant party, or any of its respective businesses or subsidiaries, and (iv) “Affiliate” means, as applied to any person, any other person directly or indirectly controlling, controlled by or under common control with that person, where “control” (including correlative meanings) as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through ownership of voting securities or by contract or otherwise.

2.2                                 Lawson Board Recommendation.  The Lawson board of directors shall convene a special meeting of the Lawson stockholders (the “Lawson Special Meeting”) to consider the Merger and the issuance of the shares of Bidder Stock to the Intentia shareholders in consideration for the Intentia Shares (the “Consideration Shares”).  The combined registration statement and proxy statement to be filed by Lawson with the Securities and Exchange Commission and provided to the Lawson stockholders in connection with the Lawson Special Meeting (the “Registration Statement/Proxy Statement”) shall include a statement in the proxy statement that the Lawson board of directors unanimously and irrevocably recommends that Lawson’s stockholders vote to approve the Merger and the issuance of the Consideration Shares at the Lawson Special Meeting (the “Lawson Board Recommendation”); and the Lawson Board Recommendation shall not be withdrawn by the Lawson board of directors except as permitted by Paragraph 2.2(b) below.

(b)                                 Notwithstanding anything to the contrary contained in Section 2.2(a) above, at any time prior to the approval of the Merger and the issuance of the Offered Common Stock by the Lawson stockholders (the “Stockholder Approval”), the Lawson Board Recommendation may be withdrawn (a “Lawson Change in Recommendation”) under the following circumstances:  (i) an Acquisition Proposal is made to Lawson and is not withdrawn; (ii) Lawson promptly provides Intentia with written notice of the Acquisition Proposal setting forth the identity of the offeror and the terms of the offer and further provides at least five (5) Business

Days prior written notice of any meeting of Lawson’s board of directors to consider whether such Acquisition Proposal is a Superior Proposal; (iii) Lawson’s board of directors determines in good faith by majority vote (based on consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal; (iv) Lawson’s board of directors determines in good faith, after having taken into account the advice of Lawson’s outside legal counsel, that, in light of such Superior Proposal, the withdrawal of the Lawson Board Recommendation is required in order for Lawson’s board of directors to comply with its fiduciary obligations to its stockholders under applicable law; and (v) neither Lawson nor any of its Representatives shall have violated any of the restrictions set forth in Paragraph 11 hereof.

3.              Conditions to and Completion of the Offer

The completion of the Offer shall be conditional upon the satisfaction of the conditions contained in the Press Announcement (the “Offer Conditions”), any of which can be unilaterally waived by Lawson, except as set forth in the Press Announcement.  Lawson may withdraw the Offer in accordance with the Takeover Rules.  Lawson shall extend the Offer for successive extension periods not in excess of ten (10) business days per extension if, at the scheduled expiration date of the Offer or any extension thereof, Conditions 1, 3, 4, 5, 6 (only to the extent that a stockholder vote has not yet occurred), or 9 (only to the extent any actions or events are not final or are subject to appeal) set forth in the Press Announcement shall not have been satisfied or waived up through any termination pursuant to Section 4.1.

4.              Termination

4.1                                 Termination.  This Agreement may be terminated (i) by Lawson on written notice to Intentia if the Offer is terminated or withdrawn by Lawson on the basis that it is clear that any of the conditions set forth in the Offer has not been fulfilled or cannot be fulfilled, (ii) by mutual written consent of both parties, (iii) by Intentia on written notice to Lawson upon a Lawson Change of Recommendation, (iv) by either party if Lawson’s stockholders shall not have approved the Merger and the issuance of the Offered Common Stock by the required vote at the first stockholders’ meeting called for that purpose or any adjournment thereof, and (v) by either party if the public announcement of the satisfaction of all conditions to the Offer has not been made by January 31, 2006 (the “Termination Date”), provided however, that the right to terminate under this Section 4.1(v) shall not be available to any party whose material failure to fulfill any obligation hereunder has been the principal cause of, or resulted in, the failure of such exchange of the Offered Common Stock by the Termination Date.

4.2                                 Effect of Termination.  In the event of the termination of this Agreement under Paragraph 4.1 above, this Agreement shall be of no further force or effect; provided, however, that (i) this Paragraph 4.2 (Effect of Termination), Paragraph 4.3 (Termination Fees), Paragraph 5 (Expenses) and Paragraph 11 (Governing Law) shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any material breach of any warranty, covenant or other provision contained in this Agreement.

4.3                                 Termination Fees. (a) If (i) the public announcement of the satisfaction of all conditions to the Offer has not occurred by the Termination Date, (ii) after the date hereof an

Acquisition Proposal with respect to Lawson was made or renewed and not withdrawn prior to the Termination Date, and (iii) within 12 months following the Termination Date an Acquisition Transaction with respect to Lawson is consummated or a definitive agreement for an Acquisition Transaction with respect to Lawson is entered into and subsequently consummated, Lawson shall pay to Intentia a termination fee of Fourteen Million Two Hundred Fifty Thousand United States Dollars ($14,250,000) in cash (the “Lawson Termination Fee”).

(b)                                 If (i) the public announcement of the satisfaction or waiver of all conditions to the Offer has not occurred by the Termination Date, (ii) after the date hereof an Acquisition Proposal with respect to Intentia was made or renewed and not withdrawn prior to the Termination Date, and (iii) within 12 months following Termination Date an Acquisition Transaction with respect to Intentia is consummated or a definitive agreement for an Acquisition Transaction with respect to Intentia is entered into and subsequently consummated, Intentia shall pay to Lawson a termination fee of Five Million Four Hundred Thousand United States Dollars ($5,400,000) in cash (the “Intentia Termination Fee”).

(c)                                  If (i) condition 1 as set forth in the Press Announcement has not been satisfied by the expiration of the period for acceptance of the Offer contained in the Offer Document, as such period may be extended by Lawson, pursuant to the terms hereof, in accordance with the Takeover Rules, irrespective of whether any other conditions of the Offer are satisfied or not satisfied, (ii) after the date hereof an Acquisition Proposal with respect to Intentia was made or renewed and not withdrawn prior to the expiration of the acceptance period, and (iii) within 12 months following the expiration of the Acceptance Period an Acquisition Transaction with respect to Intentia is consummated or a definitive agreement for an Acquisition Transaction with respect to Intentia is entered into and subsequently consummated, Intentia shall pay to Lawson the Intentia Termination Fee.

(d)                                 If (i) the Lawson Special Meeting shall have been held and completed and the Stockholder Approval shall not have been obtained, (ii) after the date hereof an Acquisition Proposal with respect to Lawson was made or renewed and not withdrawn prior to the Lawson Special Meeting at which the Stockholder Approval shall not have been obtained, and (iii) within 12 months following the date on which the Lawson Special Meeting is held an Acquisition Transaction with respect to Lawson is consummated or a definitive agreement for an Acquisition Transaction with respect to Lawson is entered into and subsequently consummated, Lawson shall pay to Intentia the Lawson Termination Fee.

(e)                                  If there has been a Intentia Change in Recommendation, which is not permitted pursuant to Section 2.1(b)(2), or Intentia has breached in any material respect its obligations under Paragraph 2.1 above, Intentia shall pay to Lawson the Intentia Termination Fee.

(f)                                    If there has been a Lawson Change in Recommendation or Lawson has breached in any material respect its obligations under Paragraph 2.2 above, Lawson shall pay to Intentia the Lawson Termination Fee.

(g)                                 In no event shall either party be required to pay a termination fee more than once.  Any payment of the Lawson Termination Fee or the Intentia Termination Fee pursuant to this

Paragraph 4 shall be made within one Business Day after such amount becomes payable by wire transfer of immediately available funds.

(h)                                 For purposes of this Section 4.3, the definition of Acquisition Transaction shall be the same as that set forth in Section 2.1(c) except that the references to each of 15 and 20 percent shall be increased in all three instances to 50 percent.

5.              Expenses

Except as provided in Paragraph 4.3 above, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Offer is consummated; provided, however, that Lawson and Intentia shall share equally all fees and expenses, other than attorneys’ and accountants’ fees, incurred in connection with (a) the filing, printing and mailing of the Registration Statement/Proxy Statement and any amendments or supplements thereto, (b) the filing fees incurred to list the Consideration Shares for trading on the Nasdaq National Market System, and (c) the filing by the parties hereto of the pre-merger notification forms relating to the Offer under any country’s competition, antitrust or pre-merger filing statute.

6.              Regulatory Approvals

Each of Lawson and Intentia shall fully cooperate to promptly make all filings as required under any applicable antitrust, competition or trade regulatory laws, including specifically with the US Department of Justice and Federal Trade Commission under the HSR Act, and any national competition authorities, including without limitation the Swedish Competition Authority, which may have jurisdiction over the parties or the transactions contemplated by this Agreement.

7.              Composition of Board and Management Team of Combined Company

(a)                                  Board of Directors.  Lawson shall take all requisite action, effective as of date of the closing of the Offer, to cause its Board of Directors to become a Board consisting of nine (9) members, including Richard Lawson and Romesh Wadhwani (each as a Co-Chairman), two (2) additional members, one chosen by each of the current Lawson and Intentia Boards among the current independent board members of each Board as composed as of the date hereof (such number to be increased to two (2) additional members each, totaling four (4) additional members from the current members of each of Lawson and Intentia’s Boards as of the date hereof, if the Chief Executive Officer of the combined company is not chosen from Lawson), the Chief Executive Officer of the combined company and between two (2) and four (4) additional new independent board members to be determined by the Board of the combined company.

(b)                                 Management.  The Chief Executive Officer of the combined company has been selected by a committee of directors from each of Lawson and Intentia.  Other key executive officer positions shall be determined by the Chief Executive Officer of the combined company in conjunction with the Board of Directors of the combined company.

8.              Access to Information

Each of Intentia and Lawson shall, and each shall cause their respective Affiliates to, afford the other party and its representatives and advisers access, at all reasonable times after the announcement of the Offer until the Offer is completed (the “Interim Period”), to its properties, books, contracts and records as well as to its management personnel, employees, contractors, agents, advisers, bankers and consultants, and, during such period, each party shall, and shall cause its respective Affiliates to, furnish promptly to the other party all information concerning its business, properties and personnel as the other party and its representatives and advisers may reasonably request.  In addition, each of Intentia and Lawson covenants and agrees that, except as expressly permitted by this Agreement, it will take no action or engage in any transactions that would have the effect of impeding or frustrating the Offer.

9.              Additional Covenants

9.1                                 Conduct of Business.  During the Interim Period, each of Lawson and Intentia shall, and shall cause their respective Affiliates to, not take any measures which are reasonably likely to have a material adverse effect on the satisfaction of the conditions to the Offer or its implementation, including any of the following that are reasonably likely to have such an effect:  (i) disposing of a material part of the party’s assets, (ii) declaring or paying any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of the party’s capital stock, (iii) increasing or agreeing to increase the compensation payable or to become payable to the party’s officers or, except in accordance with past practice, employees, (iv) granting or agreeing to grant any severance or termination pay except in accordance with past practice, or (v) operate in a manner other than in the ordinary course of its business.

9.2                                 Redemption of Notes.  Intentia shall redeem the Notes, subject to the public announcement that the Offer is unconditional, in accordance with the terms and conditions of the Supplementary Listing Particulars, dated January 4, 2002, as of the date set for the expiration of the period of acceptance of the Offer contained in the Offer Document, as such date may be extended in accordance with Section 3 hereof.

9.3                                 Tax Matters.  Lawson, Intentia and Bidder intend that the Merger and the exchange of the Shares and Warrants pursuant to the Offer, together, shall qualify as an exchange within the meaning of Section 351 of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder.  Each of Lawson, Intentia and Bidder has not taken, will not take, has not or will not agree to take, or know of any fact or circumstances which would prevent the Merger and the exchange of the Shares and Warrants pursuant to the Offer from qualifying as an exchange under Section 351 of the Code.

9.4                                 Severance Benefits.  Each of Lawson and Intentia agrees that if any amounts shall become payable to Harry Debes pursuant to Section 4.4(e) of the Employment Agreement, between Lawson and Harry Debes dated as of June 1, 2005, Lawson shall pay 56.75% of such amounts and Intentia shall pay 43.25% of such amounts.

10.       Material Changes

Each of Lawson and Intentia shall promptly notify the other orally and in writing of any material adverse change in its or its Affiliates’ businesses, operations or affairs, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated).

11.       No Shop Undertaking

11.1                           Restrictions.  Each of Intentia and Lawson agrees that it will not, and it will cause its subsidiaries and any representatives not to, prior to the termination of this Agreement:  (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding itself or its respective businesses and Affiliates to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal; (iii) engage in discussions or negotiations with any person with respect to any Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement contemplated by Section 11.2 below).

11.2                           Permitted Discussions.  Notwithstanding the provisions of Paragraph 11.1, the parties agree that in the case of Lawson, prior to obtaining the Stockholder Approval, and in the case of Intentia, prior to the satisfaction of the Minimum Acceptance Condition, Paragraph 11.1 shall not prohibit the relevant party from engaging in negotiations or discussions with, or furnish any information regarding itself or its respective businesses and Affiliates to, any person that has made a bona fide unsolicited written Acquisition Proposal if:  (i) neither the relevant party nor any of its respective representatives have previously violated any of the restrictions set forth in Paragraph 11.1; (ii) the board of directors of the relevant party has determined in good faith by majority vote, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal is or is reasonably likely to result in a Superior Proposal; (iii) the board of directors of the relevant party concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of the relevant party to comply with its fiduciary obligations to the relevant party’s stockholders under applicable law, listing rules or the Takeover Rules; (iv) at least five (5) business days prior to furnishing any such nonpublic information to, or entering into discussions with, such person, the relevant party gives the other party written notice of the identity of such person and of the relevant party’s intention to furnish nonpublic information to, or enter into discussions with, such person, and the relevant party receives from such person an executed confidentiality agreement containing no less favorable terms than the Confidentiality Agreement; and (v) at least five (5) business days prior to furnishing any such nonpublic information to such person, the relevant party furnishes such nonpublic information to the other party (to the extent such nonpublic information has not been previously furnished by the Company to other party).  Without limiting the generality of the foregoing, each relevant party acknowledges and agrees that any violation of, or the taking of any action inconsistent with, any of the restrictions set forth in the preceding sentence by any of its respective representatives, whether or not such representative is purporting to act on behalf of the relevant party or its respective subsidiaries, shall be deemed to constitute a breach of Paragraph 11.1 by the relevant party.

11.3                           Notice.  The relevant party shall within 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information advise the other party orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to the relevant party (including the identity of the person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any person.  The relevant party shall keep the other party fully and promptly informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

11.4                           Termination of Existing Discussions.  The relevant Party shall immediately terminate any discussions ongoing as of the date of this Agreement with any person that relate to any Acquisition Proposal.

11.5                           Waiver.  The relevant party agrees not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which the relevant party or its respective subsidiaries is a party, and will use its commercially reasonable efforts to enforce or cause to be enforced each such agreement at the request of the other party.

12.       Governing Law

12.1                           This Agreement shall be governed by and construed in accordance with the laws of the State of New York, USA, without regard to its principles of conflicts of laws (except to the extent that applicable laws governing the corporate organization of Lawson or Intentia mandate the application of the laws of the jurisdiction of organization of such party and except to the extent that application of laws of Sweden apply to the Offer).  Each party irrevocably and unconditionally consents and submits to the jurisdiction of the state and federal courts located in the state of Delaware for purposes of any action, suit or proceeding arising out of or relating to this Agreement.

13.       Public Announcements; Stockholm Listing; SDR Facility

13.1                           Neither Lawson, Intentia nor any of their respective Affiliates shall issue or cause the publication of any press release or other public announcement with respect to the Offer, this Agreement or the other transactions contemplated hereby without the prior written consent of the other party, except as may be required by law or by any listing agreement with, or the policies of, a stock exchange in which circumstance reasonable efforts to consult will still be required to the extent practicable.

13.2                           Lawson shall establish a Swedish Depositary Receipts (“SDR”) facility with respect to the Lawson Holdings common stock and apply to list the SDR on the O list of the Stockholm Exchange pursuant to the Stockholm Exchange’s rules on secondary listing.

LAWSON SOFTWARE, INC.		INTENTIA INTERNATIONAL AB

By:	/s/ H. Richard Lawson	By:	/s/ Romesh Wadhwani

Name: H. Richard Lawson		Name: Romesh Wadhwani

Title: Chairman of the Board		Title: Chairman of the Board

LAWSON HOLDINGS, INC.		LAWSON ACQUISITION, INC.

By:	/s/ Bruce B. McPheeters	By:	/s/ Bruce B. McPheeters

Name: Bruce B. McPheeters		Name: Bruce B. McPheeters

Title: Secretary		Title: Secretary

List of Schedules

1—Press Announcement